

July 6, 2021

Andrew Brown
Chief Financial Officer
Chegg, Inc.
3990 Freedom Circle
Santa Clara, CA 95054

> **Re: Chegg, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2020**
> **Filed February 22, 2021**
> **File No. 001-36180**

Dear Mr. Brown:

   We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2020

Consolidated Statements of Operations, page 50

1.   We note Required Materials revenue, which represents approximately 19% of total net revenue in 2020, includes revenue from textbook rentals. Please tell us your consideration of separately stating revenues from services and income from rentals in accordance with Rule 5-03(b)(1) of Regulation S-X, and the related costs and expenses in accordance with Rule 5-03(b)(2) of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Stephen Kim at 202-551-3291 or Theresa Brillant at 202-551-3307 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services